(a)  Not applicable.
(b) Effective October 26, 1999 2,400,000 common shares of beneficial interest were offered by Colonial California Insured Municipal Fund (Fund). Such shares are offered at net asset value without any initial or contingent deferred sales charges or Rule 12b-1 fees.